Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this amendment to the Registration Statement on Amendment No. 7 to Form F-4 (File No. 333-273102) of Real Messenger Corporation of our report dated November 1, 2022, relating to the consolidated financial statements of Real Messenger Holdings Limited and its subsidiaries (collectively, the “Company”) as of and for the year ended March 31, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

We ceased to be the Company’s auditor on April 5, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the period after the date of our dismissal.

/s/ Friedman LLP

New York, New York

May 31, 2024